SUPPLEMENT INFORMATION – OIL AND GAS PRODUCING ACTIVITIES (unaudited)

The following disclosures have been prepared in accordance with SFAS No. 69 – “Disclosures about Oil and Gas Producing Activities”.  Amounts are in Canadian dollars unless otherwise denoted.

OIL AND GAS RESERVES

Users of this information should be aware that the process of estimating quantities of “proved” and “proved developed” crude oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir.  The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions.  Consequently, material revisions to existing reserve estimates occur from time to time.  Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids (“NGL”) that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Canadian provincial royalties are determined based on a graduated percentage scale that varies with prices and production volumes.  Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time that estimates were made and the Trust’s estimate of future production volumes.  Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause the Trust’s share of future production from Canadian reserves to be materially different from that presented.

Since December 31, 2007 Enterra has completed the sale of the following assets in the Canadian cost center:  Sylvan Lake, Lochend, Ricinus Cardium and Ferrier East and West.  The reserves related to these properties based upon the external reserve report at December 31, 2007, are as follows:

Summary of Reserves and Net Present Value
Constant Prices as of December 31, 2007
Q1 2008 Divestitures

CANADA (1)	Light and medium crude oil (mbbls)	Heavy oil (mbbls)	Natural gas liquids (mbbls)	Natural gas (mcf)	Total (mboe)	NPV 10% (2) (millions of dollars)
Producing	47	479	287	6,258	1,856	38
Non-producing	-	-	4	83	18	-
Proved undeveloped	-	-	11	234	50	1
Total proved	47	479	302	6,575	1,924	39

(1)  Reflects net of royalties.

(2)  Reflects net present value of future net revenue after tax, discounted at 10%.

RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES

The following table sets forth revenue and direct cost information relating to the Trust’s oil and gas producing activities for the years ended December 31:

(thousands of dollars)	Canada	United States	2007 Total
Revenue	99,492	62,179	161,671
Deduct:
Production costs	45,600	19,223	64,823
Depletion, depreciation and amortization	85,015	5,955	90,970
Results of operations from producing activities	(31,123)	37,001	5,878

(thousands of dollars)	Canada	United States	2006 Total
Revenue	128,607	67,514	196,121
Deduct:
Production costs	35,513	14,848	50,361
Depletion, depreciation and amortization	207,079	351,681	558,760
Results of operations from producing activities	(113,985)	(299,015)	(413,000)

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES

Costs incurred by the Trust in oil and gas producing activities for the years ended December 31 are as follows:

(thousands of dollars)	Canada	United States	2007 Total
Property acquisition costs:
Proved	81,382	-	81,382
Unproved	-	5,300	5,300
Exploration costs	-	-	-
Development costs	17,759	10,839	28,598
Property acquisition, exploration, and development expenditures	99,141	16,139	115,280

(thousands of dollars)	Canada	United States	2006 Total
Property acquisition costs:
Proved	25,621	332,290	357,911
Unproved	6,736	26,384	33,120
Exploration costs	-	-	-
Development costs	20,868	8,031	28,899
Property acquisition, exploration, and development expenditures	53,225	366,705	419,930

Acquisition costs include costs incurred to purchase, lease or otherwise acquire oil and gas properties.

Development costs include the costs of drilling and equipping development wells and facilities to extract, treat and gather and store oil and gas as well as additions to asset retirement obligations.

Enterra capitalizes a portion of general and administrative costs associated with exploration activities and development activities.  Transaction costs directly attributable to successful acquisitions are also capitalized.

CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

The capitalized costs and related accumulated depreciation, depletion and amortization, including impairments, relating to the Trust’s oil and gas exploration, development and producing activities for the years ended December 31 consist of:

(thousands of dollars)	Canada	United States	2007 Total
Oil and gas properties	739,172	328,945	1,068,117
Less:
Accumulated depletion, depreciation and amortization	(526,573)	(299,879)	(826,452)
Net capitalized costs	212,599	29,066	241,665

(thousands of dollars)	Canada	United States	2007 Total
Unproven oil and gas properties	18,571	-	18,571
Proven oil and gas properties	194,028	29,066	223,094
Net capitalized costs	212,599	29,066	241,665

(thousands of dollars)	Canada	United States	2006 Total
Oil and gas properties	689,386	325,357	1,014,743
Less:
Accumulated depletion, depreciation and amortization	(479,232)	(294,323)	(773,555)
Net capitalized costs	210,154	31,034	241,188

(thousands of dollars)	Canada	United States	2006 Total
Unproven oil and gas properties	25,876	16,848	42,724
Proven oil and gas properties	184,278	14,186	198,464
Net capitalized costs	210,154	31,034	241,188

OIL AND GAS RESERVE INFORMATION

At December 31, 2007, Enterra reserves were located in Canada in the provinces of Alberta, British Columbia and Saskatchewan as well as in the United States in the states of Oklahoma and Wyoming.  McDaniel & Associates Consultants Ltd. (“McDaniel”) reviewed the reserves in Canada, Haas Petroleum Engineering Services, Inc. (“Haas”) reviewed the reserves in Oklahoma and MHA Petroleum Consultants (“MHA”) reviewed the reserves in Wyoming.   The tables below provide a summary of the Trust’s proved developed and undeveloped reserves after deductions of royalties as evaluated by McDaniel, Haas, and MHA based on constant price and cost assumptions.

CANADA	Crude oil and NGL (mbbl)	Natural gas (mmcf)
Net proved developed and undeveloped reserves after royalties
End of year 2005	5,343	33,096
Revision of previous estimates	368	(1,639)
Extensions and discoveries	-	-
Purchase of reserves in place	406	2,558
Production	(1,342)	(5,474)
Sales of reserves in place	(402)	(4,874)
End of year 2006	4,373	23,667
Revision of previous estimates	149	2,250
Extensions and discoveries	92	(23)
Purchase of reserves in place	757	8,813
Production	(1,209)	(5,930)
Sales of reserves in place	(277)	(623)
End of year 2007	3,885	28,154

Net proved developed reserves after royalties
End of year 2005	5,197	29,665
End of year 2006	4,253	22,003
End of year 2007	3,637	26,399

UNITED STATES	Crude oil and NGL (mbbl)	Natural gas (mmcf)
Net proved developed and undeveloped reserves after royalties
End of year 2005	-	1,601
Revision of previous estimates	(698)	(12,409)
Extensions and discoveries	2	2,560
Purchase of reserves in place	2,232	54,332
Production	(179)	(7,287)
Sales of reserves in place	-	-
End of year 2006	1,357	38,797
Revision of previous estimates	(334)	9,479
Extensions and discoveries	59	3,293
Purchase of reserves in place	-	-
Production	(185)	(7,722)
Sales of reserves in place	-	-
End of year 2007	897	43,847

Net proved developed reserves after royalties
End of year 2005	-	1,601
End of year 2006	1,104	31,637
End of year 2007	797	37,454

Notes:

1.

Net after royalty reserves are the Trust’s overriding royalty and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties.  Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

2.

Reserves are the estimated quantities of crude oil, natural gas and related substances anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and prices in effect at year end.

3.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

4.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  Proved undeveloped reserves are reserves that are expected to be recovered from known accumulations where a significant expenditure is required.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

The following information has been developed utilizing procedures described by SFAS No. 69 and based on crude oil and natural gas reserve and production volumes estimated by the independent engineering consultants of the Trust.  It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating the Trust or its performance.  Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of Enterra’s reserves.

The future cash flows presented below are based on sales prices, cost rates, and statutory income tax rates in existence as of the date of the projections.  It is expected that material revisions to some estimates of crude oil and natural gas reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

Management does not rely upon the following information in making investment and operating decisions.  Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2007 was based on the following benchmark prices:   Edmonton light crude price of $93.76/bbl, Alberta average plant gate price of $6.32/mcf, WTI oil price of US$95.48/bbl and US Henry Hub gas prices of US$7.83/mcf.  The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2006 was based on the following benchmark prices:   Edmonton light crude price of $67.06/bbl, Alberta average plant gate price of $5.93/mcf, and US Henry Hub gas prices of US$5.63/mcf.

The following table sets forth the standardized measure of discounted future net cash flows from projected production of the Trust’s crude oil and natural gas reserves at December 31 for the years presented.

(million of dollars)	Canada	United States	2007 Total
Future cash inflows	431	389	820
Future costs:
Future production and development costs	(212)	(153)	(365)
Future income taxes	(18)	(15)	(33)
Future net cash flows	201	221	422
Deduct: 10% annual discount factor	(43)	(72)	(115)
Standardized measure of discounted future net cash flows	158	149	307

(millions of dollars)	Canada	United States	2006 Total
Future cash inflows	390	297	687
Future costs:
Future production and development costs	(185)	(107)	(292)
Future income taxes	(10)	(7)	(17)
Future net cash flows	195	183	378
Deduct: 10% annual discount factor	(43)	(52)	(95)
Standardized measure of discounted future net cash flows	152	131	283

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND GAS RESERVES

The following table sets forth the changes in the standardized measure of discounted future net cash flows at December 31 for the years presented:

(thousands of dollars)	Canada	United States	2007 Total
Future discounted net cash flows at beginning of year	152,330	131,313	283,643
Revenues, net of royalties and production costs	(55,309)	(35,187)	(90,496)
Change due to prices, net of production costs	60,702	33,099	93,801
Development costs during the year	16,060	15,730	31,790
Changes in estimated future development costs	(20,143)	(12,282)	(32,425)
Changes due to extensions, discoveries and improved recovery	6,802	12,942	19,744
Change due to revisions	(32,518)	16,330	(16,188)
Acquisitions of reserves	31,769	-	31,769
Disposition of reserves	(8,469)	-	(8,469)
Accretion of discount	15,233	13,131	28,364
Other significant factors	-	(17,071)	(17,071)
Changes in income taxes	(8,104)	(8,510)	(16,614)
Future discounted net cash flows at end of year	158,353	149,495	307,848

(thousands of dollars)	Canada	United States	2006 Total
Future discounted net cash flows at beginning of year	283,965	2,812	286,777
Revenues, net of royalties and production costs	(88,488)	(46,702)	(135,190)
Change due to prices, net of production costs	(71,845)	(1,000)	(72,845)
Development costs during the year	17,883	7,735	25,618
Changes in estimated future development costs	(17,906)	(11,183)	(29,089)
Changes due to extensions, discoveries and improved recovery	-	9,695	9,695
Change due to revisions	(47,326)	47,615	289
Acquisitions of reserves	25,405	130,291	155,696
Disposition of reserves	(25,672)	-	(25,672)
Accretion of discount	28,397	281	28,678
Other significant factors	-	-	-
Changes in income taxes	47,917	(8,231)	39,686
Future discounted net cash flows at end of year	152,330	131,313	283,643

Note:

5.

The schedules above are calculated using year-end prices, costs, statutory tax rates and existing proved oil and gas reserves.  The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.